UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32677 / June 13, 2017

In the Matter of	:
	:
SOLAR CAPITAL LTD.	:
SOLAR SENIOR CAPITAL LTD.	:
SOLAR CAPITAL PARTNERS, LLC	:
SUNS SPV LLC	:
	:
	:
500 Park Avenue	:
New York, NY 10022	:
	:
(812-14735)	:
	:

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Solar Capital Ltd., Solar Senior Capital Ltd., Solar Capital Partners, LLC and SUNS SPV LLC filed an application on January 13, 2017, and amendments to the application on April 4, 2017, and May 4, 2017, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would supersede a prior order[1] to permit certain business development companies and certain registered closed-end management investment companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On May 17, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32638). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

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[1] Solar Capital Ltd., et al., Investment Company Act Rel. Nos. 31143 (Jul. 1, 2014) (notice) and 31187 (Jul. 28, 2014) (order).

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Solar Capital Ltd., et al. (File No. 812-14735) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary